                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              LINDBERG CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (Titles and Classes of Securities)

                                   5351 71 102
                                 (CUSIP Number)

                                 JOHN CHESWORTH
                           BODYCOTE INTERNATIONAL PLC
                                   HULLEY ROAD
                            HURDSFIELD, MACCLESFIELD
                           CHESHIRE SK10 2SG, ENGLAND
                               011-44-1625-505-300
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                   Copies to:
                                 MARILYN SONNIE
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                  212-326-3939

                                DECEMBER 13, 2000
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the Schedule including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

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CUSIP NO.  5351 71 102                 13D                   PAGE 2 OF 11 PAGES

--------------------------------------------------------------------------------
     1       NAME  OF REPORTING  PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Bodycote International plc
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                        (b) |_|

--------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             BK, WC (See Item 3)
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM  2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England
--------------------------------------------------------------------------------
    NUMBER OF         7      SOLE VOTING POWER

     SHARES                  None
                      ----------------------------------------------------------
  BENEFICIALLY        8      SHARED VOTING POWER

    OWNED BY                 997,491
                      ----------------------------------------------------------
      EACH            9      SOLE DISPOSITIVE POWER

   REPORTING                 None
                      ----------------------------------------------------------
  PERSON WITH         10     SHARED DISPOSITIVE POWER

                             997,491
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             997,491
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        |_|

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)***

             17.6%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO.  5351 71 102                 13D                   PAGE 3 OF 11 PAGES

--------------------------------------------------------------------------------
     1       NAME  OF REPORTING  PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Bodycote Investments VI, Inc.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                        (b) |_|

--------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             AF (See Item 3)
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM  2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
    NUMBER OF         7      SOLE VOTING POWER

     SHARES                  None
                      ----------------------------------------------------------
  BENEFICIALLY        8      SHARED VOTING POWER

    OWNED BY                 997,491
                      ----------------------------------------------------------
      EACH            9      SOLE DISPOSITIVE POWER

   REPORTING                 None
                      ----------------------------------------------------------
  PERSON WITH         10     SHARED DISPOSITIVE POWER

                             997,491
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             997,491
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        |_|

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)***

             17.6%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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INTRODUCTION

         Reference is made to (1) the Agreement and Plan of Merger, dated as of December 13, 2000 (the "Merger Agreement"), by and among Bodycote International plc, a public limited company organized under the laws of England ("Bodycote"), Bodycote Investments VI, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Bodycote ("Purchaser"), and Lindberg Corporation, a Delaware corporation ("Lindberg"), and (2) the Tender and Voting Agreement, dated as of December 13, 2000 (the "Tender Agreement"), by and among Bodycote, Purchaser and the stockholders of Lindberg signatory thereto.

         Pursuant to the terms of the Merger Agreement, on December 18, 2000, Bodycote and Purchaser filed a Schedule TO (the "Schedule TO") with the Securities and Exchange Commission (the "SEC"), commencing a tender offer to purchase all outstanding shares of common stock, par value $0.01 per share, together with the associated rights issued pursuant to the Rights Agreement, dated as of November 21, 1996, and amended on December 13, 2000, between Lindberg and Harris Trust and Savings Bank, as Rights Agent (collectively, the "Shares"), of Lindberg for $18.125 per Share, net to the seller in cash, without interest. The terms and conditions of the tender offer are set forth in the Offer to Purchase, dated December 18, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as such documents may be amended or supplemented from time to time, together constitute the "Offer").

         The Shares are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         Copies of the Merger Agreement, the Tender Agreement, the Offer to Purchase and the Letter of Transmittal are filed as exhibits to this Schedule 13D and are incorporated herein by reference.

ITEM 1.  SECURITY AND ISSUER.

         The name of the issuer is Lindberg Corporation, a Delaware corporation ("Lindberg"). Lindberg's principal executive offices are located at Hulley Road, Hurdsfield, Macclesfield, Cheshire SK10 2SG, England. The title of the securities to which this Statement relates is the common stock, par value $0.01 per share, and the associated share purchase rights, of Lindberg.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c) and (f) This Schedule 13D is being filed by Bodycote and Purchaser. The information set forth in Section 9 ("Certain Information Concerning Purchaser and Bodycote") of the Offer to Purchase is incorporated herein by reference.

         (d)-(e) During the last five years, none of Bodycote, Purchaser or, to the best knowledge of such corporations, any of the persons listed in Schedule I ("Directors and Executive Officers of Bodycote and Purchaser") to the Offer to Purchase (which is incorporated herein by reference)

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has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The information set forth in Section 10 ("Source and Amount of Funds") to the Offer to Purchase is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a)-(j) The information set forth in the "Introduction," Section 7 ("Effect of the Offer on the Market for Shares; Stock Exchange Listing and Exchange Act Registration; and Margin Securities"), Section 12 ("Purpose of the Offer and the Merger; Plans for Lindberg; the Merger Agreement; Other Matters") and Section 13 ("Dividends and Distributions") to the Offer to Purchase is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(d) The information set forth in Section 9 ("Certain Information Concerning Purchaser and Bodycote"), Section 12 ("Purpose of the Offer and the Merger; Plans for Lindberg; the Merger Agreement; Other Matters") and in
Schedule I ("Directors and Executive Officers of Bodycote and Purchaser) to the Offer to Purchase is incorporated herein by reference.

         The stockholders signatory to the Tender Agreement (the "Selling Stockholders"), beneficially own 997,491 Shares (such Shares being hereinafter referred to as the "Subject Shares").

         Pursuant to the terms of the Tender Agreement, the Selling Stockholders have agreed, among other things, (i) to tender in the Offer all of the Subject Shares now owned or which may hereafter be acquired by the Selling Stockholders,
(ii) to grant to Bodycote an option to purchase the Subject Shares in certain circumstances, and (iii) to appoint Bodycote and Purchaser, or any nominee of Bodycote and Purchaser, as his or her proxy to vote the Subject Shares on certain defined matters. The Tender Agreement is described in more detail in
Section 12 ("Purpose of the Offer and the Merger; Plans for Lindberg; the Merger Agreement; Other Matters") of the Offer to Purchase.

         As a result of the Tender Agreement, each of Bodycote and Purchaser may be deemed to beneficially own an aggregate of 997,491 Shares (representing approximately 18% of the presently outstanding Shares). However, each of Bodycote and Purchaser disclaims beneficial ownership to such Shares, and this Statement shall not be construed as an admission that either Bodycote or Purchaser is the beneficial owner of any securities covered by this Statement.

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         In addition to the Subject Shares, the Selling Stockholders hold options to purchase 243,000 Shares. As referenced above, if any of such options are exercised by a Selling Stockholder during the period in which the Tender Agreement is in effect, such Shares issued pursuant to the exercise of such options will be deemed to be Shares subject to the terms of the Tender Agreement. However, under the terms of the Tender Agreement, no Selling Stockholder is obligated to exercise any outstanding option to purchase Shares. As such, neither Bodycote nor Purchaser is presently the beneficial owner of any Shares that are issuable pursuant to the options to purchase Shares held by any Selling Stockholder.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in the "Introduction," Section 9 ("Certain Information Concerning Purchaser and Bodycote"), Section 11 ("Background of the Offer") and Section 12 ("Purpose of the Offer and the Merger; Plans for Lindberg; the Merger Agreement; Other Matters") to the Offer to Purchase is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1.       Offer to Purchase, dated December 18, 2000*

2.       Letter of Transmittal*

3. Agreement and Plan of Merger, dated December 13, 2000, by and among Lindberg, Bodycote and Purchaser*

4. Tender and Voting Agreement, dated December 13, 2000, by and among Bodycote, Purchaser and the stockholders signatory thereto*

5. Revolving Multicurrency Loan Facility Agreement, dated December 8, 2000, between Bodycote International plc and HSBC Bank plc*

6. Medium Term Loan Facility Agreement, dated December 8, 2000, between Bodycote International plc and Barclays Bank PLC*

7. Facility Agreement, dated December 8, 2000, between Bodycote International plc and ABHN AMRO Bank N.V.*

8. Committed Currency Loan Facility Letter, dated December 8, 2000, between Bodycote International plc and The Royal Bank of Scotland plc*

--------------------

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*        Incorporated by reference to Schedule TO filed December 18, 2000 by
         Bodycote (Commission File No. 005-12345) and Purchaser

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 20, 2000               BODYCOTE INVESTMENTS VI, INC.


                                       By: /s/ John D. Hubbard
                                           -----------------------------------
                                       Name:  John D. Hubbard
                                       Title: President


                                       BODYCOTE INTERNATIONAL PLC

                                       By:  /s/ David Landless
                                            ----------------------------------
                                       Name:  David Landless
                                       Title: Director

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                                  EXHIBIT INDEX

No.      Description
---      -----------

1.       Offer to Purchase, dated December 18, 2000*

2.       Letter of Transmittal*

3. Agreement and Plan of Merger, dated December 13, 2000, by and among Lindberg, Bodycote and Purchaser*

4. Tender and Voting Agreement, dated December 13, 2000, by and among Bodycote, Purchaser and the stockholders signatory thereto*

5. Revolving Multicurrency Loan Facility Agreement, dated December 8, 2000, between Bodycote International plc and HSBC Bank plc*

6. Medium Term Loan Facility Agreement, dated December 8, 2000, between Bodycote International plc and Barclays Bank PLC*

7. Facility Agreement, dated December 8, 2000, between Bodycote International plc and ABHN AMRO Bank N.V.*

8. Committed Currency Loan Facility Letter, dated December 8, 2000, between Bodycote International plc and The Royal Bank of Scotland plc*

--------------------

* Incorporated by reference to Schedule TO filed December 18, 2000 by Bodycote (Commission File No. 005-12345) and Purchaser